

PILLSBURY WINTHROP
INTERNATIONAL

LEVEL 10 7 MACQUARIE PLACE SYDNEY, NSW 2000 61.2.8214.2200 F: 6


05005270

Resident Partners
Angelique A. Mentis*
Robert L. Meyers*

----
*Recognized Foreign Lawyers
in New South Wales,


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH, D.C. 213 SECTION

January 12, 2005

David E. Lillevand
Phone: 61.2.8214.2260
dlillevand@pillsburywinthrop.com

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549 USA

SUPPL

Re: Regenera Limited - Filing Pursuant to Rule 12g3-2(b) Exemption

On behalf of our client Regenera Limited, enclosed please find documentation for filing pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934. Regenera Limited's file number is 82-34831.

Sincerely,

David E. Lillevand
Associate

Enclosure

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

82-34831


R
REGENERA





Regenera Limited Newsletter | Issue 2 | January 2005

Regenera Limited
Ground Floor, 117 Stirling Highway, Nedlands WA 6009
Telephone: +61 8 9389 5933 Facsimile: +61 8 9389 5944 www.regenera.com.au



Message from the CEO

Let me open the New Year by thanking our current investors for their ongoing support, and welcoming new shareholders and stakeholders to the company. We were fortunate to commence the year with both our shares and options (ASX: RGA and ASX: RGAO) trading above initial offer price, and we will shortly announce a program in the USA to attract new investors to the company's share program in America (termed American Depository Receipts). In 2004, we got the company off to a solid start, and we are currently planning for success in 2005.

The company's initiatives for the current year revolve around three key milestones. The first involves commercial licensing for the company's products, principally in the application of corticosteroids for the treatment of vitreous and retinal diseases. One of the key products where the company holds intellectual property positions involves the increased use of Triamcinolone Acetonide as an aide in vitreous surgery. Concluding a revenue-generating commercial licensing transaction, and also offering a clear regulatory path to registration for this product, represent important deliverables to the company. Use of this product in vitreous surgery represents an increasingly important area of acceptance for patients, surgeons, and commercial licensing partners.

A second area involves advancing the development of the company's drug products, for the treatment of both neovascularisation and oedematous conditions in the back-of-eye market, a US$3 billion segment in the growing US$7 billion global market for ocular drugs. Details contained within this newsletter describe some of the specific target diseases, and we have also provided some information on the well-known researchers and surgeons helping the company as scientific advisors. The third area of focus will be in cementing our existing research ties with several leading ophthalmic research institutes with the goal of accelerating the development of our product portfolio on a cost effective basis.

Many thanks again. As CEO, my focus remains on driving value creation for our shareholders, combined with ensuring high performance from our well experienced scientific and managerial team.

Regards,

Dr William Ardrey
CEO

> "In 2004, we got the company off to a solid start, and we are currently planning for success in 2005."

New Disease Targets for Regenera's Products

Diabetic Macular Oedema

One of the pathologies associated with the ocular implications of diabetes is diabetic macular oedema. This occurs when there is leakage and accumulation of fluid from the blood vessels within the macula, the central part of the retina, responsible for sharp vision. The first visual symptom is blurring of the middle, or just off the side, of central vision, which can progress to the point where focusing becomes difficult. Ten percent of diabetics will develop secondary macular oedema, although the risk and severity is related to the degree of diabetic retinopathy.

There are two types of diabetic macular oedema; focal, where the leakage occurs from microaneurysms, and diffuse oedema, caused by dilated retinal capillaries. The current treatment modality for diabetic macular oedema is laser treatment, which is only effective for a certain number of cases. Focal laser treatment is used to close the microaneurysms in focal macular oedema, whereas grid laser treatment is used to close the leaking vessels in diffuse macular oedema. Since these vessels are supplying nutrients to the retinal cells, closing these vessels starves the 'downstream' cells, which can lead to death of these cells, which can also lead to reduced vision. The aim of laser treatment is to sustain the status of visual acuity.

Current ophthalmic literature shows that triamcinolone acetonide (the active ingredient in Visagen™) acts to reduce the exudation of fluids from the vessels in the retina by reducing the effects of inflammatory mediators, without the need of lasers, and improves visual acuity after treatment. Other products in Regenera's pipeline are intended to treat exudation without the associated rise in intraocular pressure sometimes observed with corticosteroids.

Uveitis

Uveitis is the inflammation of structures of the uveal tract; the iris, the choroid, and the ciliary body. These structures lie between the tougher outer layer, the sclera, and the retina. It can be caused by a number of factors, including virus or fungus, parasite, autoimmune disease, or ocular trauma. Frequently no cause for the disease is found. The disease itself is not entirely treatable, but can be controlled. The mainstay of treatment includes topical and oral treatments, mostly corticosteroids, with Visagen™ acting as the principal intravitreal corticosteroid to treat the site of inflammation. There is increased interest in the medical literature using triamcinolone acetonide (the active ingredient in Visagen™) to treat macular oedema secondary to uveitis, and Regenera is funding a Singapore-based clinical trial to determine the safety and efficacy of this mode of treatment.

Regenera Awarded the Western Australian Science & Innovation Grant

Regenera, in collaboration with the Western Australian Biotechnology Research Institute, was awarded the highly competitive Science and Innovation award. This award, an initiative of the Western Australian Government Office of Science and Innovation, is aimed at fostering collaborations between Academia and Industry to engage in innovative and cutting edge research and potential commercialisation of the technology.

The awardee is Ms Xuan Thi Le of the Nanochemistry Research Institute, at Curtin University of Technology, who will be working in collaboration with Regenera, on the synthesis, characterisation and optimisation of nanopolymeric particles in the treatment of inflammatory related eye diseases. Development of better drug delivery systems for back of the eye diseases remains a significant initiative for future Drug Development. Nanotechnology is revolutionising the Healthcare, Medical, Electronics and Communications industries. In particular, nanoparticle delivery, via biodegradable polymeric nanoparticles, demonstrates potential in controlling the release and targeting of drugs within the eye. Regenera is also pursuing other sustained release technologies and drug delivery systems. If successful, these novel technologies could provide major therapeutic advantages over currently available ocular treatments in the market.

Advances in the Drug Development Program at Regenera

Since expanding Regenera's Intellectual Property/Product portfolio, significant progress has been made in the development of these pipeline products in the last quarter. We have established collaborative research programs with Centres of Research Excellence such as the Victorian College of Pharmacy, Monash University, Center for Clinical Research in the U.S., the Singapore Eye Research Institute and the Western Australian Biotechnology Research Institute. We have successfully completed our first major milestone in the Research and Development Phase, namely the proof of patent studies for Visagen SR, Visagen MR and Visagen DH. This progress has enhanced the company's position for potential early licensing negotiations. Pre-Clinical studies will shortly be commenced at the Singapore Eye Research Institute, Monash University, Tulane University and potentially with The University of Western Australia.

We have recruited a core team of internationally renowned scientists to our Scientific Advisory Board with expertise in such diverse areas as Regulatory Affairs, Ophthalmology, Drug Development and Clinical Trials. Their vision and guidance have been instrumental in our progress to date. Regenera has sponsored the attendance of several eminent scientists and surgeons to key scientific and medical conferences in the ocular field, such as ARVO and SERI-ARVO. So far, Regenera and its advisors have contributed sixteen scientific papers for presentation at these conferences, raising the profile of the company in both the scientific and medical communities.

"We have recruited a core **team** of internationally **renowned scientists** to our Scientific Advisory Board"


DRUG
PROOF OF PATENT
PRE-CLINICAL
CLINICAL
R&D
Formulation
Lab
Animals
Phase 1
Phase 2
Phase 3
Visagen PF
Visagen V-1
Visagen SR
Visagen MR
Visagen DH
Steroid Responder Kit
Injection Kit

Schematic outlining the current development status of Regenera's products.

Regenera's Scientific Advisors

A strong feature of Regenera is the knowledge and experience of the advisory team. Following are some of the current advisors to Regenera, ensuring quality products and sound practice. Our advisors are gathered from all fields, including regulatory clinical, commercial and scientific.

Gholam Peyman, MD : Dr Peyman has over 88 U.S. patents and 825 publications, in fields ranging from refractive surgery, intraocular lenses, intraocular tumours to drug delivery and vitreoretinal surgical techniques. He is also the author of nine textbooks. His fields of study stretch to the entire eye, and he is a pioneer in the area of intravitreal drug delivery and toxicity of many agents used in the eye for different indications. He is currently a Professor of Ophthalmology and Co-Director of the Vitreo-Retinal Service at Tulane University in New Orleans. Dr Peyman, along with creating and providing valuable intellectual property, designs and performs in vivo studies to determine efficacy and toxicity. His practical background, combined with his vast ophthalmic knowledge, sets a strong basis for Regenera's product development.

Don Sanders, MD, PhD : Dr Sanders has a PhD in Pharmacology and a Medical degree, both from the University of Illinois, with extensive Regulatory (FDA) experience. He is a professional member of the American Academy of Ophthalmology, the American Society of Cataract and Refractive Surgery and the International Society of Refractive Surgery. He is well published, with over 130 journal articles and several editorships. Dr Sanders is currently an Associate Professor in the Department of Ophthalmology at the University of Illinois. Dr Sanders contributes and advises Regenera on Regulatory related matters. He is a driving force for all FDA and TGA submissions.

David S. Boyer, MD : Dr Boyer is one of Southern California's most prominent vitreoretinal specialists with over 25 years of experience. He is a Board-certified Ophthalmologist and a Senior Partner at the Retina-Vitreous Associates Medical Group in Beverly Hills and Torrance, CA. Dr Boyer is also a Clinical Associate Professor with the University of Southern California. A widely published author and avid lecturer, he has been commended with the awards of the American Academy of Ophthalmology Board of Trustees Honour Award Certificate, the 1996 Jules Stein Living Tribute Award, and the Retinitis Pigmentosa International Vision Award. Dr Boyer's vast experience and knowledge provide Regenera with valuable tools and advice through all aspects of product development.

Dana Deupree, MD, FACS : Dr Deupree is a Board-certified Ophthalmologist, specialising in diseases of the vitreous and retina, with particular interest in the surgical management of macular disorders, including diabetic retinopathy, complex retinal detachments and trauma. Dr Deupree is a Fellow of the American Academy of Ophthalmology and the American College of Surgeons. He is currently Principal Investigator in a Phase III FDA clinical trial for a treatment for macular degeneration. He has recently opened solo practice and was previously Director of the St. Luke's Retina Institute for twelve years. Dr Deupree is an advisor on patient care and comfort, in addition to surgical knowledge and methodology. His retinal and vitreous knowledge complement the overall experience of the advisory board.

Finian MacCana, B.Sc. (Hons), AMCT, FCOptom., M.Sc., FVCO, FAICD : Mr. MacCana is a Fellow of the British College of Optometry, the Victorian College of Optometry and is a councillor with the Australian Institute of Company Directors. He is one of four founding members of Optomeyes, a group of optometry businesses, and has been in private practice for over 30 years. Currently, Mr. MacCana is lecturing in the Department of Anatomy and Physiology at the University of Tasmania Medical School. He is a Director of Diabetes Australia Tasmanian Division and other non-listed public companies, and a former Director of Laubman and Pank Holdings Ltd and is a consultant to national and global companies involved in eyecare. Mr. MacCana contributes strongly in the areas of science, medicine and commerce. His experience with previous companies and in practice is an asset to Regenera.

Philip Penfold, PhD : Dr Penfold is an authority on back of the eye disorders, having worked in the field of macular degeneration and diabetes-related retinopathies for over twenty years. In this time, Dr Penfold has published hundreds of articles in this field, in addition to co-editing a recent textbook on macular degeneration. With a strong focus on the immune aspects of these diseases, he has opened the door for a number of treatment options and has patented several of these. His ongoing contributions as a specialist in the field are advancing Regenera's success.

Upcoming Conference Presentations

SERI-ARVO

Regenera Group

Immunological aspects of AMD: Influence of immunity on barrier function.
PL Penfold, ML Taylor, J Thomas, WJ Ardrey

Disruptive, radical and incremental innovations in life sciences: winning strategies for ophthalmology.
WJ Ardrey, YY Foong, EP Law, DR Sanders

Regenera-Sponsored

WABRI

Characterisation and optimization of nanopolymeric particles in the treatment of diabetic eye diseases.
X Le, GE Poinern, HAE Benson, Y Chen, G Dalwadi, WJ Ardrey

ANU

A dopamine agonist mimics the effect of normal vision in preventing form-deprivation myopia.
CS McCarthy, P Megaw, IG Morgan

αβ-Crystalline and retinoic acid receptor-α in the myopic chicken.
R Ashby, P Megaw, B Walcott, IG Morgan

Muscarinic receptor subtypes involved in cholinergic control of excessive ocular growth.
P van Rijwijk, IG Morgan, P Megaw

How genetics is school myopia.
IG Morgan, KA Rose

University of Melbourne

Establishing fast clinical tests of rod and cone adaptation in early age-related macular degeneration.
JA Phipps, P Dimitrov, AJ Zele, RH Guymer, AJ Vingrys

Toward and animal model of AMD: functional losses induced by high cholesterol diets.
AJ Vingrys, AJ Zele, JA Phipps, EL Fletcher, RH Guymer

Tulane University

The effect of combinations of flurbiprofen, low molecular weight heparin and doxycycline on the inhibition of corneal neovascularization.
GA Peyman, AA Kazi, MR Esfahani, E Aydin, M Kivilcim, DR Sanders

Inhibition of experimental angiogenesis of cornea by doxycycline.
DR Sanders, E Aydin, GA Peyman, MR Esfahani, AA Kazi

ARVO

Tulane University

The effect of combinations of flurbiprofen, low molecular weight heparin and doxycycline on the inhibition of corneal neovascularization.
AA Kazi, GA Peyman, MR Esfahani, E Aydin, M Kivilcim, DR Sanders

Prevention of corneal neovascularization: evaluation of various commercially available compounds in an experimental rat model.
MR Esfahani, GA Peyman, E Aydin, AA Kazi, DR Sanders

Combination of triamcinolone acetonide with low molecular weight heparin and doxycycline in inhibition of experimental corneal angiogenesis.
M Kivilcim, E Aydin, GA Peyman, MR Esfahani, AA Kazi, DR Sanders

ANU

M4 muscarinic acetylcholine receptors mediate muscarinic block of axial elongation in the chicken.
IG Morgan, P van Rijswijk, P Megaw

The Royal Hawaiian Eye Meeting - Retina

A sustained release preservative free triamcinolone preparation for intravitreal injection.
DR Sanders

Regenera in the news

In recent months, Regenera has been featured in a number of media publications and by various prestigious brokerage firms, investment banks and analyst groups. These are some of the selected highlights.

The Australian Investor, 24 November 2004

Exciting Times for Regenera

"Regenera Limited (ASX:RGA) has commenced negotiations on its first commercialisation deal, which it hopes to conclude by the end of the calendar year. Regenera CEO, William Ardrey, is excited about the future of the eye disease company, with a string of positive announcements coming out in recent times."

Shaw Stockbroking Report, 23 November 2004

Progress towards commercialisation and licensing deals

"RGA has made significant regulatory, commercial licensing and scientific progress to get its products on the market rapidly, for the treatment of eye diseases such as Age related macular degeneration (AMD), Diabetic retinopathy (DR) and Diabetic macular edema (DME)."

ABN AMRO Morgans Biotech & Healthcare Weekly Snippets, 12 November 2004

"RGA, who develop treatments for diseases at the back of the eye (like diabetic retinopathy, diabetic macular edema and age-related macular degeneration), is making good progress."

PricewaterhouseCoopers BioForum, Number 10, November 2004

"Anticipated milestones for Regenera in the upcoming quarter include the completion of a major commercial licensing transaction, and significant regulatory progress around an indication for the company's lead product. In addition, it is developing a more competitive capital structure via acquisition of the remaining minority shareholdings in Retmed Pty Ltd and the end-of-year launch of its planned American Depository Receipt program. Over 15 per cent of the company's shares are held by US investors, mostly ophthalmologists and medical professionals, with another significant holding in the hands of major Australian investors, including QIC and Ausbil Dexia."

Australian Biotechnology News, 20 October 2004

Regenera receives ethics approval for second clinical trial

"Perth's Regenera (ASX: RGA) has received ethics approval for the second of five Phase III clinical trial to be conducted in Singapore using intravitreal injections of its product Visagen to treat macular oedema."

AusBiotech Newsletter, 6 August 2004

Regenera expands treatments for back of the eye diseases

"Sydney, Australia: 4 August 2004. Australian eyecare company Regenera (ASX: RGA) today announced that it had acquired new technology related to its core product Visagen(tm) from U.S-based group, MINU LLC."

Share Price Update

Market Capitalisation: $37.1 million*
Share Price: $A0.51* **ASX Code: RGA**
Option Price: $A0.10* **ASX Code: RGAO**

Key Announcements:
"Update on RGA Offer to Retmed P/L Shareholders" (16 November 2004)
"Offers to acquire remaining 100% of Retmed Pty Ltd" (21 October 2004)
"Singapore Ethics Approval- Additional Phase III Visagen Clinical Trial" (20 October 2004)
"Appoints top US Investigators to team" (27 August 2004)

*as of 31 December 2004